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Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,						For the nine months ended September 30,
	1999	2000	2001	2002	2003	2004	2003	2004
Earnings
Income (loss) from continuing operations before provision for income taxes, minority interest and extraordinary item	$(9,569)	$29,794	$90,322	$173,496	$222,553	$261,801	$161,919	$195,011
Interest and amortization of deferred finance costs	116,191	127,070	94,248	62,560	70,792	77,856	51,926	56,269
Amortization of capitalized interest	57	113	193	287	370	433	269	321
Implicit rental interest expense	6,257	7,710	10,507	13,425	17,289	20,347	12,587	15,053

Total Earnings	$112,936	$164,687	$195,270	$249,768	$311,004	$360,437	$226,701	$266,654

Fixed Charges
Interest and amortization of deferred finance costs	116,191	127,070	94,248	62,560	70,792	77,856	51,926	56,269
Capitalized interest	1,400	2,493	3,100	3,500	2,300	2,131	1,511	1,784
Implicit rental interest expense	6,257	7,710	10,507	13,425	17,289	20,347	12,587	15,053

Total fixed charges	$123,848	$137,273	$107,855	$79,485	$90,381	$100,334	$66,024	$73,106

Ratio of earnings to fixed charges(1)	—	1.20	1.81	3.14	3.44	3.59	3.43	3.65

(1)
Earnings before fixed charges were inadequate to cover fixed charges by $10,912,000 for the year ended December 31, 1999.

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  Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)